

Mail Stop 3561

March 19, 2018

William J. Delaney
Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

> **Re: Sysco Corporation**
> **Form 10-K for the fiscal year ended July 1, 2017**
> **Filed August 30, 2017**
> **File No. 001-06544**

Dear Mr. Delaney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 21. Business Segment Information, page 104

1. We note your disclosure that the Brakes Group acquisition, combined with a change in how the chief operating decision maker assesses performance and allocates resources, resulted in a change in Sysco's segment reporting in the first quarter of fiscal 2017. We also note your disclosure on page 50 that you have determined you have 15 operating segments. In order to help us understand how you identified your operating segments, please address the following points:

- Tell us the title and describe the role of the CODM and each of the individuals who report directly to the CODM.

- Identify and describe the role of each of your segment managers.

- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

- Tell us who is held accountable for the operating segments that contain your European operations and the title and role of the person this individual or individuals report to in the organization.

- Describe the information regularly provided to the CODM and how frequently it is prepared.

- Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

2. Please explain to us how you have aggregated your 15 operating segments into your three reportable segments plus the "other" category appearing in your segment footnote. Additionally, for any operating segments aggregated in your US Foodservice Operations or International Foodservice Operations reportable segments, please compare and contrast the aggregated operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among such aggregated operating segments, please tell us why you determined that disaggregation was not warranted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products